UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Monterey Capital Acquisition Corporation
(Name of Issuer)

Units, each consisting of one share of Class A Common Stock, one Redeemable Warrant and one Right to receive 1/10th of one share of Class A Common Stock
 (Title of Class of Securities)

61244M208
 (CUSIP Number)

May 11, 2022
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 61244M208	Page 2 of 17
1	NAMES OF REPORTING PERSONS
OCM Value SPAC Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
792,000(1)

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
792,000(1)

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
792,000(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Represents 792,000 units of Monterey Capital Acquisition Corporation (the “Issuer”) held directly by OCM Value SPAC Holdings, L.P.
(2)
All calculations of percentage ownership herein are based on an aggregate of 8,000,000 units of the Issuer outstanding as of May 12, 2022, as reported in the Issuer’s prospectus pursuant to Rule 424 filed on May 12, 2022, after giving effect to the completion of the offering and assuming no exercise of the underwriter’s over-allotment option.

SCHEDULE 13G
CUSIP No. 61244M208	Page 3 of 17
1	NAMES OF REPORTING PERSONS
Oaktree Fund GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
792,000(1)

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
792,000(1)

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
792,000(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Solely in its capacity as the general partner of OCM Value SPAC Holdings, L.P.

SCHEDULE 13G
CUSIP No. 61244M208	Page 4 of 17
1	NAMES OF REPORTING PERSONS
Oaktree Fund GP I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
792,000(1)

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
792,000(1)

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
792,000(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

SCHEDULE 13G
CUSIP No. 61244M208	Page 5 of 17
1	NAMES OF REPORTING PERSONS
Oaktree Capital I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
792,000(1)

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
792,000(1)

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
792,000(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

SCHEDULE 13G
CUSIP No. 61244M208	Page 6 of 17
1	NAMES OF REPORTING PERSONS
OCM Holdings I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
792,000(1)

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
792,000(1)

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
792,000(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

SCHEDULE 13G
CUSIP No. 61244M208	Page 7 of 17
1	NAMES OF REPORTING PERSONS
Oaktree Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
792,000(1)

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
792,000(1)

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
792,000(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

SCHEDULE 13G
CUSIP No. 61244M208	Page 8 of 17
1	NAMES OF REPORTING PERSONS
Oaktree Capital Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
792,000(1)

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
792,000(1)

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
792,000(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC.

SCHEDULE 13G
CUSIP No. 61244M208	Page 9 of 17
1	NAMES OF REPORTING PERSONS
Oaktree Capital Group Holdings GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
792,000(1)

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
792,000(1)

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
792,000(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Solely in its capacity as the indirect owner of the class B units of Oaktree Capital Group, LLC.

SCHEDULE 13G
CUSIP No. 61244M208	Page 10 of 17
1	NAMES OF REPORTING PERSONS
Brookfield Asset Management Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
792,000(1)

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
792,000(1)

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
792,000(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)	Solely in its capacity as the indirect owner of the class A units of Oaktree Capital Group, LLC.

SCHEDULE 13G
CUSIP No. 61244M208	Page 11 of 17
1	NAMES OF REPORTING PERSONS
BAM Partners Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
792,000(1)

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
792,000(1)

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
792,000(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)	Solely in its capacity as the sole owner of the class B Limited Voting Shares of Brookfield Asset Management, Inc.

SCHEDULE 13G
CUSIP No. 61244M208	Page 12 of 17
Item 1(a).	Name of Issuer:

Monterey Capital Acquisition Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

419 Webster Street Monterey, California 93940

Item 2(a)-(c).	Name of Person Filing; Address of Principal Business Office; and Citizenship

This Schedule 13G is filed jointly by each of the following persons (collectively, the “Reporting Persons”) pursuant to a joint filing agreement attached hereto as Exhibit 1:

i)	OCM Value SPAC Holdings, L.P., a Delaware limited partnership (“OCM Value SPAC”), in its capacity as the direct owner of 792,000 units of the Issuer;

ii)	Oaktree Fund GP, LLC, a Delaware limited liability company (“Fund GP”), in its capacity as the general partner of OCM Value SPAC;

iii)	Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), in its capacity as the managing member of Fund GP;

iv)	Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), in its capacity as the general partner of GP I;

v)	OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), in its capacity as the general partner of Capital I;

vi)	Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”), in its capacity as the managing member of Holdings I;

vii)	Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), in its capacity as the managing member of Holdings;

viii)	Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), in its capacity as the indirect owner of the class B units of OCG;

ix)	Brookfield Asset Management Inc., an Ontario corporation (“BAM”), in its capacity as the indirect owner of the class A units of OCG; and

x)	BAM Partners Trust, a trust established under the laws of Ontario (the “BAM Partnership”), in its capacity as the sole owner of Class B Limited Voting Shares of BAM.

The address of the principal business office of BAM and of the BAM Partnership is Brookfield Place, Suite 300, 181 Bay Street, P.O. Box 762, Toronto, Ontario, Canada M5J 2T3.  The address of the principal business office of other Reporting Persons is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

Item 2(d).	Title of Class of Securities:

Units, each consisting of one share of Class A Common Stock, one Redeemable Warrant and one Right to receive 1/10th of one share of Class A Common Stock.

Item 2(e).	CUSIP Number:

61244M208

SCHEDULE 13G
CUSIP No. 61244M208	Page 13 of 17
Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

The responses of the Reporting Persons to Rows 5-9 and 11 in each of their respective cover pages to this Schedule 13G are incorporated herein by reference.

OCM Value SPAC directly holds 792,000 units, each consisting of one share of Class A Common Stock, one Redeemable Warrant and one Right to receive 1/10th of one share of Class A Common Stock of the Issuer, constituting approximately 9.9% of the total outstanding units and has the sole power to vote and dispose of such shares.

Fund GP, in its capacity as the general partner of OCM Value SPAC, has the ability to direct the management of OCM Value SPAC’s business regarding the vote and disposition of securities held by OCM Value SPAC; therefore, Fund GP may be deemed to have indirect beneficial ownership of the shares held by OCM Value SPAC.

GP I, in its capacity as the managing member of Fund GP, has the ability to direct the management of Fund GP’s business regarding the vote and disposition of securities held by OCM Value SPAC; therefore, GP I may be deemed to have indirect beneficial ownership of the shares held by OCM Value SPAC.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business regarding the vote and disposition of securities held by OCM Value SPAC; therefore, Capital I may be deemed to have indirect beneficial ownership of the shares held by OCM Value SPAC.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business regarding the vote and disposition of securities held by OCM Value SPAC; therefore, Holdings I may be deemed to have indirect beneficial ownership of the shares held by OCM Value SPAC.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holdings I’s business regarding the vote and disposition of securities held by OCM Value SPAC; therefore, Holdings may be deemed to have indirect beneficial ownership of the shares held by OCM Value SPAC.

OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings’ business regarding the vote and disposition of securities held by OCM Value SPAC; therefore, OCG may be deemed to have indirect beneficial ownership of the shares held by OCM Value SPAC.

OCGH GP, in its capacity as the managing member of OCG, has the ability to direct the management of Holdings’ business regarding the vote and disposition of securities held by OCM Value SPAC; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the shares held by OCM Value SPAC.

BAM, in its capacity as the indirect owner of the class A units of OCG, has the ability to appoint and remove certain directors of OCG, and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by OCM Value SPAC; therefore BAM may be deemed to have indirect beneficial ownership of the shares held by OCM Value SPAC.

SCHEDULE 13G
CUSIP No. 61244M208	Page 14 of 17
The BAM Partnership, which is the sole owner of Class B Limited Voting Shares of BAM, has the ability to appoint one half of the board of directors of BAM and, as such, may indirectly control the decisions of BAM regarding the vote and disposition of securities held by OCM Value SPAC; therefore the BAM Partnership may be deemed to have indirect beneficial ownership of the shares held by OCM Value SPAC.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons declare that filing this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement except to the extent of such person’s pecuniary interest in the units, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.  All calculations of percentage ownership herein are based on an aggregate of 8,000,000 units of the Issuer outstanding as of May 12, 2022, as reported in the Issuer’s prospectus pursuant to Rule 424 filed on May 12, 2022, after giving effect to the completion of the offering and assuming no exercise of the underwriter’s over-allotment option..

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G
CUSIP No. 61244M208	Page 15 of 17
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 20, 2022

OCM VALUE SPAC HOLDINGS, L.P.

By:	Oaktree Fund GP I, L.P.
Its:	General Partner

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authori\ed Signatory

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OCM HOLDINGS I, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

SCHEDULE 13G
CUSIP No. 61244M208	Page 16 of 17
OAKTREE CAPITAL GROUP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Senior Vice President Legal & Regulatory

BAM PARTNERS TRUST

By:	BAM Class B Partners Inc.
Its:	Trustee

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Secretary

SCHEDULE 13G
CUSIP No. 61244M208	Page 17 of 17
Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.